May 1, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:   Mr. Jim B. Rosenberg

Re:	Cephalon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
SEC File No. 000-19119

Ladies and Gentlemen:

I am writing on behalf of Cephalon, Inc. (the “Company”) in response to the comments contained in the staff’s letter dated April 18, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006.  For the convenience of the staff’s review, I have set forth the comments contained in the Comment Letter along with the responses of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Product Sales Allowances, page 64

1.              The sensitivity analysis around your product sales allowances should depict reasonably likely changes in your estimates and not hypothetical changes.  Please provide us proposed disclosure that either a) clarifies that your current disclosure does depict this or b) that revises your current disclosure to depict the reasonably likely changes in these estimates.

RESPONSE:

Beginning with Cephalon’s Form 10-Q for the quarterly period ended March 31, 2007, the Company proposes the following disclosure to its Critical Accounting Policies and Estimates section to clarify that the sensitivity analysis around product sales allowances depicts reasonably likely changes in its estimates and not hypothetical changes:

Product Sales Allowances—We record product sales net of the following significant categories of product sales allowances: prompt payment discounts, wholesaler discounts, returns, coupons, Medicaid discounts and managed care and governmental contracts. In addition to these product sales allowances, in the first quarter of 2006, we also began recording an allowance to product sales for Medicare Part D discount reserves. Calculating each of these items involves significant estimates and judgments and requires the Company to use information from external sources.  In certain of the product sales allowance categories, we have calculated the impact of changes in our estimates, which we believe represent reasonably likely changes to these estimates based on historical data adjusted for certain unusual items such as changes in government contract rules.

Inventories, page 67

2.              For each product which management has capitalized a significant amount of costs without regulatory approval during the years presented, please provide us, in disclosure-type format, the following information:

•                  The current status of the approval process as of the date the inventory was first capitalized the inventory and as of each subsequent balance sheet date, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.

•                  The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why the Company did not believe those issues affected its probable future benefit conclusion at the date the inventory was first capitalized and at each subsequent balance sheet date.

•                  The remaining shelf life of each product, as of the date the inventory was first capitalized and at each subsequent balance sheet date, and why the Company believed it would be able to realize the inventory at those dates prior to the expiration of the shelf life.

•                  The risks and uncertainties surrounding market acceptance of the product once approved at the date first capitalized and each subsequent balance sheet date and how this effects the realization of the asset.

•                  The effect of build-up of pre-launch inventory balances on liquidity.

RESPONSE:

The Company capitalizes inventory produced in preparation for product launches sufficient to support forecasted initial market demand. Typically, capitalization of such inventory does not begin until the product candidate is considered to have a high probability of regulatory approval. This may occur when either the product candidate is in Phase 3 clinical trials or when it is a new formulation or dosage strength of a presently approved product for which the Company believes there is a high probability of receiving FDA approval.  If the Company is aware of any specific risks or contingencies that are likely to impact the expected regulatory approval process or if there are any specific issues identified during the research process relating to safety, efficacy, manufacturing, marketing or labeling of the product candidate, the Company would likely determine not to capitalize the related inventory. For significant product candidates, the Company publicly discloses its estimate of timing for regulatory approval or product launch.  The Company also has disclosed in both its Critical Accounting Policies and Estimates and the footnotes to its consolidated financial statements the risks associated with pre-launch inventory and the amounts of pre-launch inventory capitalized at each balance sheet date.

When manufacturing and capitalizing inventory costs of product candidates, the Company also considers both the expiration dates of the inventory and anticipated future sales once approved.  Since expiration dates are impacted by the stage of completion, the Company seeks to avoid product expiration issues by managing the levels of inventory at each stage of production to optimize the shelf life of the inventory relative to anticipated market demand following launch. For example, raw material inventory typically has a much longer shelf life than finished product.  The build-up of inventories produced in preparation for product launches has not had a material effect on the Company’s liquidity.

Once the Company has determined to capitalize inventory for a product candidate that is not yet approved, it will monitor, on a quarterly basis, the status of the product candidate within the regulatory approval process, the expiration date of the inventory and the Company’s current sales forecast for the product following launch.  The Company could be required to expense previously capitalized costs related to pre-approval or pre-launch inventory upon a change in the Company’s judgment of future commercial use and net realizable value, due to a denial or delay of approval by regulatory bodies, a delay in commercialization or other potential factors.

Below is a summary of capitalized inventory costs related to product candidates for which the Company had not yet received regulatory approval when it began capitalizing the costs and a summary of the status of the approval process.

SPARLON

SPARLON™ (modafinil) is the Company’s proprietary dosage form of modafinil for the treatment of attention-deficit/hyperactivity disorder (“ADHD”) in children and adolescents between the ages of six through 17.  Modafinil is the active ingredient in PROVIGIL® (modafinil) Tablets [C-IV], an FDA-approved product that the Company has marketed and sold in the United States since 1999.  Based on positive clinical trial results with SPARLON in treating ADHD, the Company filed an application for approval with the FDA in December 2004 and the FDA issued an “approvable” letter for SPARLON in October 2005.  At that time, the Company believed that there were no significant contingencies to be resolved prior to FDA approval, that approval was probable and therefore, began capitalizing SPARLON inventory costs.  In January 2006, the Company learned that the FDA intended to review the entire class of ADHD drugs currently marketed by other companies in the United States and also conduct an advisory committee meeting with respect to the Company’s SPARLON application.  At that time, the Company continued to expect final FDA approval and anticipated launching SPARLON in the second quarter of 2006.  In March 2006, the FDA advisory committee recommended not to approve SPARLON without additional information concerning the diagnosis as Stevens-Johnson Syndrome (“SJS”) of a single case of serious skin rash reported during the SPARLON clinical trials.  This case of skin rash was previously reported to the FDA and was not raised by the FDA in its October 2005 approvable letter; therefore, the Company did not believe this case would have an impact on the final approval of SPARLON.  Following the advisory committee’s recommendation, the Company submitted numerous pieces of information to the FDA in support of its position regarding this case, including the opinions of numerous world-renowned dermatology experts.  Notwithstanding this, in August 2006, the FDA determined that SPARLON was “not approvable.”  In consideration of the FDA’s decision, the Company decided to suspend further development of SPARLON and fully reserved, in the Company’s results for the quarter ended June 30, 2006, for the initial launch quantities of $8.6 million that it had capitalized to that point and with respect to which it had begun a disposal plan.  As of December 31, 2006, the Company did not have any remaining capitalized inventory on the books related to SPARLON.

In the second quarter of 2005, the Company began capitalizing pre-launch inventory costs related to SPARLON, following the successful completion of Phase 3 clinical trials, because it believed that FDA approval of SPARLON was highly probable based on both SPARLON’s chemical similarity to PROVIGIL and the positive clinical trials results.  As of December 31, 2005, the Company had capitalized $5.9 million of inventory related to SPARLON, all of which was classified as work-in-process with an average remaining shelf life of approximately two years.  Based on the projected sales and expected timing of FDA approval, we believed that all SPARLON capitalized inventory costs would be sold prior to the expiration of the shelf life.  The Company was not aware that the FDA had any meaningful concerns regarding the skin rash case until the day of the March 2006 advisory committee meeting.  Although the advisory committee recommended against approval on the basis of the suspected SJS case, the Company believed it had strong evidence refuting the SJS diagnosis that would convince FDA that it should not follow the advice of the advisory committee.  In summary, until it received the “not approvable” letter from the FDA in August 2006, the Company continued to believe that approval of SPARLON was probable at each balance sheet date given the clinical trial results of SPARLON, the opinions of its outside dermatology experts regarding the skin rash case and the existing FDA approval of SPARLON’s active ingredient, modafinil.

At all times prior to August 2006, the Company also continued to believe that market acceptance of SPARLON would be substantial given its non-stimulant status and benign safety profile relative to existing ADHD treatments.  The Company considered that SPARLON would be entering into a highly competitive pediatric ADHD market, but it believed that SPARLON’s attributes and the Company’s historical strength in its marketing and sales efforts made the realization of the capitalized pre-launch inventory probable.  Upon receipt of the August 2006 “not approvable” letter from the FDA, the Company stopped production and fully reserved all capitalized SPARLON inventory costs.  The Company recorded this reserve in the quarter ended June 30, 2006 as it considered this to be an adjusting subsequent event.

The effects of SPARLON capitalized costs and subsequent write-offs, were not significant to the financial results or liquidity of the Company.

NUVIGIL

NUVIGIL® (armodafinil) pre-launch capitalized inventory, net consisted of the following (in thousands):

	March 31,	December 31,	December 31,
	2007	2006	2005
Raw materials	$100,173	$89,061	$41,199
Work-in-process	—	—	3,426
Finished goods	—	—	—
	$100,173	$89,061	$44,625

NUVIGIL is a single-isomer formulation of modafinil, the active ingredient in PROVIGIL.  Following successful Phase 3 clinical trials with NUVIGIL, the Company filed a new drug application (“NDA”) in March 2005 with the FDA seeking approval to market NUVIGIL with the same labeled indications as PROVIGIL.  In May 2006, the FDA issued an “approvable” letter for NUVIGIL and indicated that the outcome of the Company’s SPARLON application would be reflected in the final NUVIGIL labeling.  In December 2006, the Company announced that the FDA was continuing to evaluate the case of skin rash discussed above as it related to the safety language to be included in the final NUVIGIL labeling.  In March 2007, the Company received a second “approvable” letter from the FDA, together with draft labeling that addresses the potential for skin rash in patients taking modafinil.  The Company has submitted its response to this letter to the FDA and presently expects to receive final FDA approval by mid-June 2007.

In the second quarter of 2005, the Company began capitalizing pre-launch inventory costs related to NUVIGIL, following the successful completion of Phase 3 clinical trials, because it believed that FDA approval of NUVIGIL was highly probable based on both NUVIGIL’s chemical similarity to PROVIGIL and the positive clinical trials results.  At that time, the Company had filed the NDA for NUVIGIL and FDA had accepted the filing.  At each balance sheet date subsequent to this, the Company has continued to believe that approval of NUVIGIL is highly probable.  The delay in approval of NUVIGIL since the issuance of the first approvable letter has been the result of the FDA’s focus on the safety language to be included in the final NUVIGIL label.  During this time, the FDA has not indicated to the Company that there are any significant safety, efficacy, manufacturing, marketing or labeling issues that would impact the ultimate approvability of the NUVIGIL NDA, nor has the FDA requested any additional data from the Company related to NUVIGIL, other than routine safety updates related to the use of the product candidate since the submission of the NDA.

The average remaining shelf life of NUVIGIL work-in-process capitalized pre-launch inventory was approximately two years at December 31, 2005.  NUVIGIL raw material capitalized pre-launch inventory is expected to have in excess of a ten year average remaining shelf life.  Based on its projected sales for NUVIGIL, the Company believed as of the date the inventory was first capitalized, and at each subsequent balance sheet date, that it is probable that it will realize the inventory prior to the expiration of the shelf life.

Because NUVIGIL is the next generation formulation of PROVIGIL, an FDA-approved and marketed product, and NUVIGIL, which we believe has clinical advantage compared to PROVIGIL, the Company believes that market acceptance of this product is highly probable and does not believe the final labeling decisions will impact the Company’s ability to sell the inventory on hand.  PROVIGIL is patent protected, and, as a result, there is very limited competition to the product in the markets in which it competes.  With NUVIGIL, the Company’s goal is to educate physicians of the benefits of NUVIGIL relative to PROVIGIL with the expectation that physicians will transition patients from PROVIGIL to NUVIGIL.

The build up of NUVIGIL capitalized pre-launch inventory costs has not had a significant impact on the Company’s historical liquidity and is not expected to significantly impact future liquidity.

Beginning with Cephalon’s Form 10-Q for the quarterly period ended March 31, 2007, the Company intends to further expand its disclosure in its Critical Accounting Policies and Estimates section related to its capitalization policies for pre-launch inventories.  The Company’s proposed disclosure is as follows:

We expense pre-launch inventory unless we believe it is probable that the inventory will be saleable.  We have capitalized inventory costs associated with marketed products and certain products prior to regulatory approval and product launch, based on management’s judgment of probable future commercial use and net realizable value.  With respect to capitalization of unapproved product candidates, we seek to produce inventory in preparation for the launch of the product and in amounts sufficient to support forecasted initial market demand. Typically, capitalization of such inventory does not begin until the product candidate is considered to have a high probability of regulatory approval. This may occur when either the product candidate is in Phase 3 clinical trials or when it is a new formulation or dosage strength of a presently approved product for which we believe there is a high probability of receiving FDA approval.  If we are aware of any specific risks or contingencies that are likely to impact the expected regulatory approval process or if there are any specific issues identified during the research process relating to safety, efficacy, manufacturing, marketing or labeling of the product candidate, we would not capitalize the related inventory.

When manufacturing and capitalizing inventory costs of product candidates and at each subsequent balance sheet date, we consider both the expiration dates of the inventory and anticipated future sales once approved.  Since expiration dates are impacted by the stage of completion, we seek to avoid product expiration issues by managing the levels of inventory at each stage to optimize the shelf life of the inventory relative to anticipated market demand following launch.

Once we have determined to capitalize inventory for a product candidate that is not yet approved, we will monitor, on a quarterly basis, the status of such candidate within the regulatory approval process.  We could be required to expense previously capitalized costs related to pre-approval or pre-launch inventory upon a change in our judgment of future commercial use and net realizable value, due to a denial or delay of approval by regulatory bodies, a delay in the timeline for commercialization or other potential factors.

On a quarterly basis, we evaluate all inventory, including inventory capitalized for which regulatory approval has not yet been obtained, to determine if any lower of cost or market adjustment is required.  As it relates to pre-launch inventory, we consider several factors including expected timing of FDA approval, projected sales volume and estimated selling price.  Projected sales volume is based on several factors including market research, sales of similar products and competition in the market.  Estimated sales price is based on the price of existing products sold for the same indications and expected market demand.

Consolidated Statements of Operations, page 76

3.              It appears that you have excluded depreciation and amortization from cost of sales (including amortization and impairment of acquired developed products). When amortization and depreciation is excluded from cost of revenues, Staff Accounting Bulletin Topic 11:B requires disclosure of that fact on the face of the statement of operations. The amount of depreciation and amortization excluded from cost of sales should be disclosed in the notes. In addition, gross profit information required to be presented in quarterly information required by Item 302 of Regulation S-K should include depreciation and amortization.

The Company agrees with the staff’s comment.  In order to comply with SAB Topic 11:B, the Company will revise its presentation to include amortization in cost of sales beginning with its Form 10-Q for the quarterly period ended March 31, 2007.  Depreciation related to facilities used in the production of commercial inventory is already included as part of cost of sales.

In Note 1. Basis of Presentation to the consolidated financial statements, the Company will include the following language:

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.  Amounts reported in prior periods as amortization are included now as a component of cost of sales; amounts previously reported as depreciation (other than depreciation related to facilities used in the production of commercial inventory and previously included in cost of sales) are included as a component of research and development or selling, general and administrative, as appropriate.

Notes to Consolidated Financial Statements

Note 6.  Inventory, Net, page 98

4.              We note in certain circumstances you may commence the manufacture and inventory of commercial quantities of products that have not received final regulatory approval. Please provide us, in disclosure-type format, an expanded accounting policy for capitalization of unapproved products or a product in litigation, to address the following:

•                  For each product with inventory capitalized prior to FDA approval, specifically state the point during the FDA approval process that management determines a probable future benefit exists.

•                  Disclose the status of the FDA’s consideration of the safety and efficacy of the drug and evaluation of the manufacturing process at that point.

•                  Disclose how you apply the lower of cost or market principle to pre-launch inventory.

We do not believe it is appropriate to aggregate pre-launch inventory with inventory for commercial sale. Please provide us, in disclosure-type format, a revised Note 6 which separates pre-launch inventory from commercial inventory and separately quantifies the total amount of inventory by category, e.g. raw materials, work in process and finished goods, and in total for each.

RESPONSE:

For a discussion of the above bullet points related to the Critical Accounting Policies and Estimates section, please refer to our revised disclosure included in comment 2.

For the period ended December 31, 2005, inventory, net, consisted of the following:

	December 31, 2005
	Commercial	Pre-launch	Total
Raw materials	$25,388	$41,776	$67,164
Work-in-process	19,140	9,290	28,430
Finished goods	42,292	—	42,292
	$86,820	$51,066	$137,886

Beginning with Cephalon’s Form 10-Q for the quarterly period ended March 31, 2007, the Company proposes the following disclosure in its Inventory, Net footnote:

INVENTORY, NET

Inventory, net consisted of the following (in thousands):

	March 31, 2007
	Commercial	Pre-launch	Total
Raw materials	$30,210	$100,173	$130,383
Work-in-process	19,372	—	19,372
Finished goods	40,130	—	40,130
	$89,712	$100,173	$189,885

	December 31, 2006
	Commercial	Pre-launch	Total
Raw materials	$23,761	$89,061	$112,822
Work-in-process	15,915	—	15,915
Finished goods	45,563	—	45,563
	$85,239	$89,061	$174,300

We have capitalized inventory costs associated with marketed products and certain products prior to regulatory approval and product launch, based on management’s judgment of probable future commercial use and net realizable value.  At March 31, 2007 and December 31, 2006, we had $100.2 million and $89.1 million, respectively, of capitalized inventory costs related to NUVIGIL, net of reserves of $8.9 million as we do not expect that certain batches in inventory will be sold prior to their expiration date.

Note 8.  Intangible Assets

5.              In June 2006 you announced that data from your Phase 3 clinical program evaluating GABITRIL for the treatment of generalized anxiety disorder did not reach statistical significance and you recognized a $12.4 million impairment on the carrying value of your investment in GABITRIL product rights. It does not appear appropriate to capitalize an asset related to a product candidate prior to FDA approval. Please provide us your accounting for the acquisition of this asset and the support for that accounting. Tell us if you have capitalized any other amounts related to products that did not yet have FDA approval.

RESPONSE:

The Company’s policy is, and has been, that it does not capitalize any intangible assets relating to product candidates that have not yet been approved by the FDA, including with respect to

GABITRIL® (tiagabine hydrochloride).  The Company immediately expenses costs associated with the purchase of rights to intellectual property for product candidates that have not yet been approved.

In October 2000, the Company purchased from Abbott Laboratories the U.S. rights to market and sell GABITRIL, which had been approved by the FDA in 1997.  In December 2001, the Company acquired product rights to GABITRIL outside the United States (but excluding Canada, Latin America and Japan) from Sanofi-Synthelabo and Novo Nordisk A/S for approximately $20 million.  At the time of this acquisition, GABITRIL was approved in France, the United Kingdom, Germany, Austria and Switzerland for use in the treatment of partial seizures in epileptic patients.  The Company recorded an intangible asset of $20 million related to the purchase of these rights and began amortizing the asset over its estimated 15-year remaining useful life.

In 2004, the Company began enrollment in a Phase 3 clinical trial of GABITRIL for the treatment of generalized anxiety disorder (“GAD”) as the Company believed the more significant growth opportunity for product was in this much larger therapeutic area.  The Company intended to submit a applications in the United States and Europe to expand the labeled indications of GABITRIL to include the treatment of GAD.  However, in June 2006, after results from the Phase 3 study did not reach statistical significance and the Company determined to cease development of GABITRIL for GAD, the Company performed a strategic review of the product and decided to significantly reduce future marketing efforts for all indications given the reduced future market opportunity for this product.

Following this review, the Company determined that the European GABITRIL rights purchased in December 2001 were impaired in several European markets and it recognized a $12.4 million impairment charge.

* * * *

In responding to the comments of the staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filing;

•                  staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (610) 738-6515 or Charlie Reinhart at (610) 738-6142.

Sincerely,

John M. Limongelli

Associate General Counsel

cc:         Charles A. Reinhart, III, Vice President, Finance